UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
Amendment No. 2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Red Lion Hotels Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

756764106
(CUSIP Number)

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 23, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Equity Partners, L.P.    13-4088890
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                                  (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF                 295,322
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY              none
EACH   ____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON               295,322
WITH   ____________________________________________________________
           10) SHARED DISPOSITIVE POWER
                  none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
295,322
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.61%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Investments, L.P.      20-2871525
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF                 252,447
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY              none
EACH   ____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON               252,447
WITH   ____________________________________________________________
             10) SHARED DISPOSITIVE POWER
                none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
252,447
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.38%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Advisors, LLC     20-0327470
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                                  (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             252,447
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY              295,322
EACH   ____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON               252,447
WITH   ____________________________________________________________
             10) SHARED DISPOSITIVE POWER
                295,322
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
547,769
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.99%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IA, OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Investors, LLC    13-4126527
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF                 none
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY           295,322
EACH   ____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                none
WITH   ____________________________________________________________
           10) SHARED DISPOSITIVE POWER
                  295,322
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
295,322
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.61%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Offshore Fund, Ltd. (BVI)
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                              (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF                 178,579
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY           none
EACH   ____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                178,579
WITH   ____________________________________________________________
             10) SHARED DISPOSITIVE POWER
             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
178,579
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.98%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Offshore Advisors, LLC     20-4797640
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF                 178,579
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY           none
EACH   ____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON                178,579
WITH   ____________________________________________________________
           10) SHARED DISPOSITIVE POWER
                  none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
178,579
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.98%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IA, OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Capital Group, L.P.     13-3635132
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
New York
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF                 726,348
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY            none
EACH   ____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON                 726,348
WITH   ____________________________________________________________
           10) SHARED DISPOSITIVE POWER
              none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
726,348
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.97%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
LNA Capital Corp.       13-3635168
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF                 726,348
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY           none
EACH   ____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON                 726,348
WITH   ____________________________________________________________
                  10) SHARED DISPOSITIVE POWER
            none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
726,348
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.97%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James Mitarotonda
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             726,348
SHARES        ____________________________________________________________
BENEFICIALLY         8) SHARED VOTING POWER
OWNED BY             none
EACH   ____________________________________________________________
REPORTING          9) SOLE DISPOSITIVE POWER
PERSON               726,348
WITH   ____________________________________________________________
             10) SHARED DISPOSITIVE POWER
                none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
726,348
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.97%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Parche, LLC        20-0870632
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF                 26,851
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY              none
EACH   ____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                26,851
WITH   ____________________________________________________________
             10) SHARED DISPOSITIVE POWER
                none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,851
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.15%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Starboard Value & Opportunity Fund, LLC    37-1484524
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                                  (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
             7) SOLE VOTING POWER
NUMBER OF                 140,901
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY            none
EACH   ____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON                140,901
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
                   none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
140,901
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.77%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
 ______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Admiral Advisors, LLC      37-1484525
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                              (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             167,752
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY              none
EACH   ____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON               167,752
WITH   ____________________________________________________________
             10) SHARED DISPOSITIVE POWER
             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
167,752
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.92%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ramius Capital Group, L.L.C.      13-3937658
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                                 (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             167,752
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY            none
EACH   ____________________________________________________________
REPORTING             9) SOLE DISPOSITIVE POWER
PERSON                  167,752
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
               none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
167,752
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.92%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IA, OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
C4S & Co., L.L.C.      13-3946794
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             167,752
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY            none
EACH   ____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON                 167,752
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
167,752
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.92%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Peter A. Cohen
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_____________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             none
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY           167,752
EACH   ____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON               none
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
               167,752
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
167,752
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.92%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Morgan B. Stark
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
___________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             none
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY           167,752
EACH   ____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON                none
WITH   ____________________________________________________________
           10) SHARED DISPOSITIVE POWER
                      167,752
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
167,752
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.92%
__________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
__________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jeffrey M. Solomon
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                              (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
___________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF                 none
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY           167,752
EACH   ____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON                 none
WITH   ____________________________________________________________
           10) SHARED DISPOSITIVE POWER
                  167,752
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
167,752
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.92%
__________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
__________________________________________________________________________

SCHEDULE 13D
CUSIP No. 756764106

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas W. Strauss
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                                                (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             none
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY                  167,752
EACH   ____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                none
WITH   ____________________________________________________________
             10) SHARED DISPOSITIVE POWER
                        167,752
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
167,752
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.92%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2005, as amended by that certain Amendment No. 1 filed with the SEC on April 28, 2006 (together, the “Statement”) by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Red Lion Hotels Corporation (formerly known as WestCoast Hospitality Corporation), a Washington corporation (the “Company”). The principal executive offices of the Company are located at 201 West North River Drive, Suite 100, Spokane, Washington 99201.

Item 2.  Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value & Opportunity Fund, LLC, Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 894,100 shares of Common Stock, representing approximately 4.89% of the shares of Common Stock presently outstanding. Accordingly, the Reporting Entities are no longer subject to the reporting requirements under Section 13D of the Securities Exchange Act of 1934, as amended.

Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

The investment advisor of Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the investment advisor of Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors, LLC. Barington Offshore Advisors, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

Barington Companies Advisors, LLC, Barington Companies Investors, LLC and Barington Offshore Advisors, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is a Delaware limited liability company. The address of the principal business and principal office of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.

The managing member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Parche, LLC. The address of the principal business and principal office of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

The sole member of Admiral Advisors, LLC is Ramius Capital Group, L.L.C. Ramius Capital Group, L.L.C. is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal office of Ramius Capital Group, L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. The managing member of Ramius Capital Group, L.L.C. is C4S & Co., L.L.C., a Delaware limited liability company formed to be the managing member of Ramius Capital Group, L.L.C. The address of the principal business and principal office of C4S & Co., L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S & Co., L.L.C. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, and Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

(a) As of the date of this filing, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 295,322 shares of Common Stock, representing approximately 1.61% of the shares of Common Stock presently outstanding based upon the 18,299,022 shares of Common Stock reported by the Company to be issued and outstanding upon the closing of a public offering of 5,000,000 shares of Common Stock in its Form 424B4 filed with the Securities and Exchange Commission on May 17, 2006 (the “Issued and Outstanding Shares”). Pursuant to a press release issued by the Company on May 23, 2006, the public offering of such shares closed on May 22, 2006.

As of the date of this filing, Barington Investments, L.P. beneficially owns 252,447 shares of Common Stock, constituting approximately 1.38% of the Issued and Outstanding Shares. As of the date of this filing, Barington Companies Offshore Fund, Ltd. beneficially owns 178,579 shares of Common Stock, constituting approximately 0.98% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 295,322 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 252,447 shares of Common Stock beneficially owned by Barington Investments, L.P., representing an aggregate of 547,769 shares, constituting approximately 2.99% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 295,322 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 1.61% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC may be deemed to beneficially own the 178,579 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting approximately 0.98% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC and Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 295,322 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 252,447 shares of Common Stock beneficially owned by Barington Investments, L.P. As the majority member of Barington Offshore Advisors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 178,579 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 726,348 shares, constituting approximately 3.97% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 295,322 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 252,447 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 178,579 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 726,348 shares of Common Stock, constituting approximately 3.97% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 295,322 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 252,447 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 178,579 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 726,348 shares of Common Stock, constituting approximately 3.97% of the Issued and Outstanding Shares. Each of Barington Companies Advisors, LLC and Barington Companies Investors, LLC share voting and dispositive power with respect to the

295,322 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda has sole voting and dispositive power with respect to the 295,322 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 252,447 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 178,579 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of the date of this filing, each of Starboard Value & Opportunity Fund, LLC and Parche, LLC beneficially own 140,901 and 26,851 shares of Common Stock, respectively, constituting approximately 0.77% and 0.15%, respectively, of the Issued and Outstanding Shares. As the managing member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 140,901 shares and the 26,851 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, representing an aggregate of 167,752 shares, constituting approximately 0.92% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, L.L.C. may be deemed to beneficially own the 140,901 shares and the 26,851 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, representing an aggregate of 167,752 shares, constituting approximately 0.92% of the Issued and Outstanding Shares. As the managing member of Ramius Capital Group, L.L.C., C4S & Co., L.L.C. may be deemed to beneficially own the 140,901 shares and the 26,851 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, representing an aggregate of 167,752 shares, constituting approximately 0.92% of the Issued and Outstanding Shares. As the managing members of C4S & Co., L.L.C., each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 140,901 shares and the 26,851 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, representing an aggregate of 167,752 shares, constituting approximately 0.92% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 140,901 shares and the 26,851 shares owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that (i) Messrs. Cohen, Stark, Solomon and Strauss have shared authority to vote and dispose of the shares reported as beneficially owned by them and (ii) Barington Companies Advisors, LLC and Barington Companies Investors, LLC have shared authority to vote and dispose of the shares reported as beneficially owned by Barington Companies Equity Partners, L.P. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of the shares reported as beneficially owned by them.

Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Items 5(c) of the Statement is hereby amended and supplemented as follows:

(c) As of the date of this filing, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock since the filing of the Statement, except to the extent disclosed on Schedule III hereto.

Item 5(e) of the Statement is hereby amended and restated to read as follows:

(e) As of May 23, 2006, the Reporting Entities ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Company.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit No.	Exhibit Description

99.4
Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value & Opportunity Fund, LLC Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss dated May 25, 2006 (which supersedes and replaces the Agreement of Joint Filing dated July 18, 2005, as previously filed as an exhibit to the Schedule 13D filed with the SEC on July 18, 2005).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 25, 2006

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President

BARINGTON OFFSHORE ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general
partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

STARBOARD VALUE & OPPORTUNITY FUND, LLC By: Admiral Advisors, LLC, its managing member PARCHE, LLC By: Admiral Advisors, LLC, its managing member	ADMIRAL ADVISORS, LLC By: Ramius Capital Group, L.L.C., its sole member RAMIUS CAPITAL GROUP, L.L.C. By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.
By: /s/ Jeffrey M. Solomon Name: Jeffrey M. Solomon Title: Authorized Signatory
JEFFREY M. SOLOMON /s/ Jeffrey M. Solomon Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda	Chairman and Chief Executive	888 Seventh Avenue
Director and President	Officer of Barington Capital	17th Floor
	Group, L.P.	New York, NY 10019

Sebastian E. Cassetta	Senior Managing Director and	888 Seventh Avenue
Director	Chief Operating Officer of	17th Floor
	Barington Capital Group, L.P.	New York, NY 10019

Jonathan Clipper	Managing Director of	7 Reid Street, Suite 108
Director	Bedford Management Ltd.	Hamilton HM11, Bermuda

Graham Cook	Director/Manager, Corporate	Bison Court
Director	Services of Byson Financial	P.O. Box 3460
	Services, Ltd.	Road Town, Tortola
British Virgin Islands

Forum Fund Services, Ltd.	Fund Administration	Washington Mall 1, 3rd Flr.
Secretary		22 Church Street
Hamilton HM11, Bermuda

Melvyn Brunt	Chief Financial Officer of	888 Seventh Avenue
Treasurer	Barington Capital Group, L.P.	17th Floor
New York, NY 10019

SCHEDULE II
Officers of LNA Capital Corp.
Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY10019

Melvyn Brunt Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY10019

SCHEDULE III

This schedule sets forth information with respect to each sale of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in the open market through a broker.

Date	Number of Shares	Price Per Share	Cost(*)

5/23/2006	(8,448)	$11.900	$(100,531.20)

Shares sold by Barington Companies Offshore Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost(*)

5/23/2006	(5,120)	$11.900	$(60,928.00)

Shares sold by Barington Investments, L.P.

Date	Number of Shares	Price Per Share	Cost(*)

5/23/2006	(7,168)	$11.900	$(85,299.20)

Shares sold by Parche, LLC

Date	Number of Shares	Price Per Share	Cost(*)

5/23/2006	(768)	$11.900	$(9,139.20)

Shares sold by Starboard Value & Opportunity Fund, LLC

Date	Number of Shares	Price Per Share	Cost(*)

5/23/2006	(4,096)	$11.900	$(48,742.40)

-----------------------

(*) Excludes commissions and other execution-related costs.